REED’S, INC.
13000 South Spring Street
Los Angeles, California 90061
Tel. No. 310-217-9400

November 6, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-0404
Attn: Mara L. Ransom, Legal Branch Chief

Re:  Reed’s, Inc.
Registration Statement on Form SB-2
(File No. 333-146012)

Dear Ms. Ransom:

We hereby request that the effectiveness of the above-referenced Registration Statement on Form SB-2 (File No. 333-146012) be accelerated to Friday, November 9, 2007 at 10:00 a.m. (Eastern Time), or as soon thereafter as is practicable.

Please contact me at (310) 217-9400 or Jeffrey P. Berg of Baker & Hostetler LLP at (310) 820-8800 if you have any further questions.

REED’S, INC.

By:	/s/ Christopher J. Reed
Christopher J. Reed Chief Executive Officer

cc:	JEFFREY P. BERG, ESQ.